

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2018

John A. Labate
Chief Financial Officer
GOLD RESOURCE CORPORATION
2886 Carriage Manor Point
Colorado Springs, Colorado 80906

Re: GOLD RESOURCE CORPORATION
FORM 10-K
Filed March 8, 2018
File No. 001-34857

Dear Mr. Labate:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining